UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Victory Capital Holdings, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

92645B103
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92645B103

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 31,070,580 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 31,070,580 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,070,580 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 45.62%
12	Type of Reporting Person PN

(1)	This total represents the 31,070,580 shares of Class A common stock, par value $0.01 (“Class A Common Stock”) of Victory Capital Holdings, Inc. (the “Issuer”) that are directly beneficially owned by Crestview Victory, L.P. (“Crestview Victory”) and Crestview Advisors, L.L.C. (“Crestview Advisors”) and deemed to be beneficially owned by the Reporting Person.

CUSIP No. 92645B103

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Victory, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 31,060,770
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 31,060,770
9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,060,770
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 45.61%
12	Type of Reporting Person PN

CUSIP No. 92645B103

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 9,810
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,810
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,810
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.1%
12	Type of Reporting Person PN

Item 1.

(a)	Name of Issuer

Victory Capital Holdings, Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

15935 La Cantera Parkway; San Antonio, Texas 78256.

Item 2.

(a)	Name of Person Filing

See Item 2(b) below.

(b)	Address of Principal Business Office or, if none, Residence

(1)	Crestview Partners II GP, L.P. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(2)	Crestview Victory, L.P. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(3)	Crestview Advisors, L.L.C. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(c)	Citizenship

See item 4 on Cover Pages to this Schedule 13G.

(d)	Title of Class of Securities

Class B Common Stock, par value $0.01 per share

(e)	CUSIP Number

92645B103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

See item 9 on Cover Pages to this Schedule 13G.

Crestview Partners II GP, L.P. is the general partner of each of Crestview Partners II, L.P., Crestview Partners II (TE), L.P., Crestview Partners II (FF), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P., each of which is a member of Crestview Victory GP, LLC and a limited partner of Crestview Victory, L.P. Crestview Victory GP, LLC is the general partner of Crestview Victory, L.P. Crestview Advisors, L.L.C. provides investment advisory and management services to certain of the foregoing entities.

Each of Crestview Partners II GP, L.P., Crestview Partners II, L.P., Crestview Partners II (TE), L.P., Crestview Partners II (FF), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P. may be deemed to have beneficial ownership of the 31,060,770 shares of Class A Common Stock directly owned by Crestview Victory, L.P.

Alex J. Binderow and Richard M. DeMartini are each members of the Issuer’s board of directors. Mr. Binderow was previously a partner of Crestview, L.L.C. (which is the general partner of Crestview Partners II GP, L.P.) and Crestview Advisors, L.L.C. Mr. DeMartini is Vice Chairman of Crestview, L.L.C. and Crestview Advisors, L.L.C.

Messrs. Binderow and DeMartini were each previously issued shares under the Issuer’s 2018 Stock Incentive Plan in lieu of quarterly director fees for service on the Issuer’s board of directors. The shares were fully-vested as of the date of issuance. Each of Messrs. Binderow and DeMartini has assigned all rights, title and interest in the shares to Crestview Advisors, L.L.C.

Crestview Advisors, L.L.C. holds 9,810 shares of Class A Common Stock previously granted to Messrs. Binderow and DeMartini.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b)	Percent of class:

See item 11 on Cover Pages to this Schedule 13G. The percentage herein is based on 68,102,038 shares of Class A Common Stock outstanding as of October 31, 2021 as reported in the Issuer’s Prospectus Supplement filed November 11, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See item 5 on Cover Pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote

See item 6 on Cover Pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of

See item 7 on Cover Pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of

See item 8 on Cover Pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

CRESTVIEW PARTNERS II GP, L.P.

By:	Crestview, L.L.C., its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW VICTORY, L.P.

By:	Crestview Victory GP, LLC, its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW ADVISORS, L.L.C.

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel